Steven F. Carman
Partner
4801 Main Street, Suite 1000
Kansas City, MO 64112
Direct: 816.983.8153
Fax: 816.983.8080
steve.carman@huschblackwell.com
September 23, 2011
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Tortoise Pipeline & Energy Fund, Inc. (the “Company”) File Numbers 811-22585 and 333-175687
          Today the Company filed via EDGAR Pre-Effective Amendment No. 3 to its Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940. The purpose of this filing is to identify the anticipated underwriters and to clarify certain compensation to be paid to the underwriters. A small number of other clerical and clean up changes were also made.
          Please feel free to call me at (816) 983-8153 with any questions or comments.

Sincerely,
/s/ Steven F. Carman